FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

The interest of Simon Lowth, a Director of the Company, in AstraZeneca PLC ordinary shares, has changed as detailed below.

On 7 May 2013, Mr Lowth received shares from the vesting of a previously announced award made in May 2010 under the AstraZeneca Performance Share Plan whereby, following the application of performance measures specified at the time of grant, he has now become beneficially entitled to 47% of the shares originally awarded. In accordance with the plan rules, any unvested part of the award has immediately and irrevocably lapsed. Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name	Shares awarded	Shares vested	Shares withheld	Net shares received	Market price on vesting
Simon Lowth	52,009	24,444	11,489	12,955	3339.5p

As a result of this transaction, Mr Lowth has an interest in 260,877 ordinary shares, which represents approximately 0.02% of the Company's issued ordinary capital.

A C N Kemp
Company Secretary
8 May 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 May 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary